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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52849

SEC MAIL PROCESSING RECEIVED MAR 2 2005 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alliant Equity Investments, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21600 Oxnard Street, Suite 1200
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown (404)303-8840
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Brown, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Alliant Equity Investments, LLC, as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

28 day of February

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Alliant Equity Investments, LLC

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Alliant Equity Investments, LLC
Table of Contents
December 31, 2004

Page

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Alliant Equity Investments, LLC

We have audited the accompanying statement of financial condition of Alliant Equity Investments, LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alliant Equity Investments, LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 1, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Alliant Equity Investments, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	677,015
Private placement fees receivable		300,000
Total assets	$	977,015

Liabilities and Member's Equity

Liabilities		
Broker fees payable	$	300,000
Payable to Member		161,854
Accounts payable and accrued expenses		4,500
Total liabilities		466,354
Member's equity		510,661
Total liabilities and member's equity	$	977,015

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Alliant Equity Investments, LLC (the "Company") is a California limited liability company and a wholly owned subsidiary of Alliant Asset Management Company, LLC (the "Member"), which is a wholly owned subsidiary of Alliant Capital, Ltd. ("Alliant"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company sells private placements, mainly limited partnership interests in tax credit funds sponsored by Alliant. The Company primarily markets its products to large corporations and institutional investors.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with original maturities of three months or less at the time of purchase.

Income Recognition—Private placement fees and related expenses are recognized at the time the private placement is substantially completed and the income is reasonably determinable.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent, which is a flow through entity. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Note 2 Related-Party Transactions

The Company has entered into an agreement with the Member whereby certain operating expenses of the Company are paid by the Member and reimbursed by the Company.

Note 3 Concentration of Credit Risk

The Company maintains its cash and cash equivalents at one bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 4 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $498,000 and $11,000, respectively. The net capital rule may effectively restrict distributions to the Member.